

Mail Stop 4720

August 19, 2015

Via E-mail
Steven Montross
President and Chief Executive Officer
CPI Card Group Inc.
10368 West Centennial Road
Littleton, CO 80127

> **Re: CPI Card Group Inc.**
> **Registration Statement on Form S-1**
> **Filed August 7, 2015**
> **File No. 333-206218**

Dear Mr. Montross:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2015 letter.

Recent Developments

Refinancing Transaction, page 9

1.   Please disclose the interest rate on the revolving credit facility with a five year maturity and the interest rate on the first lien term loan facility with a seven year maturity. Please also disclose the amount of the net proceeds from this refinancing that you intend to use to repay existing indebtedness.

You may contact Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services I

cc: Arlene K. Lim, Esq.